Exhibit (h)(10)

RIVERFRONT INVESTMENT GROUP, LLC
1214 East Cary Street
Richmond, VA 23219
June 6, 2016
Mr. Thomas A. Carter, Chairman
ALPS ETF Trust
1290 Broadway, Suite 1100
Denver, CO 80203

Re:	ALPS ETF Trust (the “Trust”) – RiverFront Strategic Income Fund (the “Fund”)

Dear Mr. Carter:

This letter confirms RiverFront Investment Group, LLC’s (the “Sub-Adviser”) agreement with the Trust to waive all of its 0.30 % annual sub-advisory fee payable by the Trust on behalf of the Fund.  The Trust and the Sub-Adviser agree that the foregoing fee waiver for the Fund is effective from June 30, 2016 through at least March 31, 2018.  This waiver may only be terminated by the Fund’s Board of Trustees (and not by the Sub-Adviser) prior to such date.

Your signature below acknowledges acceptance of this letter agreement:

ALPS ETF TRUST		RIVERFRONT INVESTMENT GROUP, LLC

By:	/s/ Thomas A. Carter	By:	/s/ Peter J. Quinn, Jr.
Name:	Thomas A. Carter	Name:	Peter J. Quinn, Jr.
Title:	Chairman	Title:	President